Exhibit 8.1

Form of Opinion of Weil, Gotshal & Manges LLP regarding certain U.S. Federal tax aspects of the merger

[Weil, Gotshal & Manges LLP Letterhead]

[Date]

Board of Directors
NextWave Wireless Inc.
12670 High Bluff Drive
San Diego, California 92130

Ladies and Gentlemen:

We have acted as counsel to NextWave Wireless Inc. (“Parent”), a Delaware corporation, in connection with the proposed merger of NW Merger LLC (“Merger Sub”), a Delaware limited liability company and a wholly owned subsidiary of Parent, with and into NextWave Wireless LLC (the “Company”), a Delaware limited liability company, with the Company surviving, pursuant to the Agreement and Plan of Merger, dated as of [___], 2006, by and among Parent, Merger Sub and the Company (the “Merger Agreement”). This opinion letter is being delivered in connection with, and as of the date of the filing with the Securities and Exchange Commission of, Amendment No. [__] to the NextWave Wireless Inc. registration statement on Form S-4 relating to the Merger (the “Prospectus”) to which this opinion appears as an exhibit. Any capitalized term not defined herein shall have the meaning assigned to such term in the Merger Agreement.

In formulating our opinion, we examined such documents as we deemed appropriate, including the Merger Agreement (including all agreements referenced therein and all exhibits, attachments and ancillary agreements to such agreements) (the “Agreements”), Parent’s Certificate of Incorporation, the certificate of Parent (delivered on behalf of itself and Merger Sub) and the certificate of the Company. In addition, we have obtained such additional information as we deemed relevant and necessary through consultation with various officers and representatives of the Company, Merger Sub and Parent.

Our opinion set forth below assumes (1) the accuracy of the representations, statements and facts concerning the Merger set forth in the Agreements, (2) the consummation of the Merger in the manner contemplated by, and in accordance with the terms set forth in, the Merger Agreement, (3) the accuracy as of the Closing and the Effective Time of the representations made by, and set forth in the certificates, dated the date hereof, delivered to us by Parent and the Company, and (4) that any representations made in such certificates that are qualified by knowledge or a qualification of like import will be accurate at the Effective Time without such qualification.

[Date]

Based upon the facts and statements set forth above, our examination and review of the documents referred to above and subject to the assumptions set forth above and qualifications set forth below, we are of the opinion that, for United States federal income tax purposes:

i.	the Merger will qualify as an exchange that is governed by section 351 of the Internal Revenue Code of 1986, as amended (the “Code”);

ii.	the Members will not recognize gain or loss upon their exchange of Company Interests for Parent Common Stock, except with respect to cash received in lieu of factional shares of Parent Common Stock;

iii.	the Company will not recognize gain or loss as a result of the Merger;

iv.
the period for which the Members will hold Parent Common Stock received pursuant to the Merger should include the period for which they held the Company Interests exchanged therefor, provided that such Company Interests were capital assets as defined in section 1221 of the Code at the time of the Merger;

v.
the Members’ tax basis in their Parent Common Stock received in the Merger (including any fractional shares deemed received and exchanged for cash) will equal their tax basis in the Company Interests exchanged in the Merger, less their pro-rata share of the Company’s liabilities assumed by Parent; and

vi.
the Members will recognize capital gain or loss on any cash received in lieu of fractional shares of Parent Common Stock equal to the difference between the amount of cash received and the tax basis allocated to such fractional share.

We express no opinion concerning any tax consequences of the Merger other than those specifically set forth herein. You should be aware that legal opinions are not binding upon the Internal Revenue Service (the “Service”) or the courts, and there can be no assurance that a contrary position would not be asserted by the Service.

Our opinion is based on current provisions of the Code, the Treasury Regulations promulgated thereunder, published pronouncements of the Service and case law, any of which may be changed at any time with retroactive effect. Any change in applicable laws or facts and circumstances surrounding the proposed repurchase, or any inaccuracy in the statements, facts, assumptions and representations on which we have relied, may affect the continuing validity of the opinion set forth herein. We assume no responsibility to inform you of any such change or inaccuracy that may occur or come to our attention. No opinion is expressed on any matter other than those specifically covered by the foregoing opinion.

[Date]

We hereby consent to the filing of this opinion as an exhibit to the Prospectus and the references to our firm therein under the headings “Legal Matters” and “Material U.S. Federal Income Tax Consequences of the Corporate Conversion Merger.” This opinion is rendered solely for your benefit in connection with the transactions described above. In giving this consent, we do not admit that we are experts within the meaning of Section 11 of the Securities Act or within the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,